UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Update to Clarification Regarding Rumors or Media Reports

On July 10, 2026, certain news outlets, including News Tomato, reported that Kohlberg Kravis Roberts & Co. was reviewing acquisition financing in connection with a potential equity investment in an artificial intelligence (“AI”) data center project being developed by SK Telecom Co., Ltd. (the “Company”), and that a capital increase of approximately Won 1 trillion was being contemplated. In response to these reports, the Company issued a clarification on July 10, 2026, stating that, while it was reviewing various strategic options in connection with its AI data center business, no specific determinations or decisions had been made.

As a follow-up to its July 10, 2026 clarification, the Company hereby confirms that it continues to review various strategic options in connection with its AI data center business. However, no specific determinations or decisions have been made as of the date hereof.

The Company expects to make a further disclosure when specific matters relating to the foregoing are determined, or within three months of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: August 7, 2026